Mail Stop 6010

      March 1, 2006

Mr. William Craig
Chief Financial Officer
Vital Signs, Inc.
20 Campus Road
Totowa, NJ 07512

      Re:	Vital Signs, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2005
Form 10-K/A for the Fiscal Year Ended September 30, 2005
Form 10-Q for the Fiscal Quarter Ended December 31, 2005
		File No. 000-18793

Dear Mr. Craig:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies and Principal
Business Activities, page F-6

Accounts Receivable, page F-6

1. It appears from your disclosure that you recognize revenue on the sale of product sales to domestic distributors when title transfers which is when the goods are delivered to the distributor. In addition, we note that you record an estimate for rebates on the sales to distributors when shipment is made to the end user. Please clarify and revise as necessary in future filings that an allowance for rebates is recorded when the respective sales are made to the distributors.

Revenue Recognition, page F-6

2. We note in fiscal year 2005 you revised the methodology used to estimate rebate claims to distributors by utilizing current period rebate data to estimate rebate percentage, by distributor and product, and applying such percentage to the current period sales by distributor and product. In this regard, tell us and revise in future filings to clearly describe in detail the methodology used to
(i) estimate the amount of the rebate that has not yet been taken by
the distributor through the reduction of a payment and (ii) an estimate of the amount of future rebates due on any inventory that distributors are holding at the end of each period.
3. Tell us how you concluded that the revised methodology used in fiscal year 2005 was preferable to developing the estimate based on information received by the distributors and your estimate of distributor inventories held at the end of the period. Also, tell us how the revised methodology differs from the methodology used by you
prior to fiscal year 2003 that utilized a historical moving
average
calculation (comparing rebates to sales to distributors).  Please be
detailed in your response.
4. Tell us and clarify in future filings what specific procedures were performed by management to conclude that there was no material difference between the revised methodology used in fiscal year
2005
and its previous method that was used. Please be detailed in your response.

Note 13. Contingent Liabilities, page F-14

5. We note that you have recorded a reserve related to the litigation in connection with your purchase of Vital Pharma in an amount not exceeding plaintiff`s claim. We note that the plaintiffs initially claimed damages in the pre-interest amount of approximately $8 million, and determined that the final calculation of their damages could be in excess of $14 million. Paragraph 10 of SFAS 5 states that if an exposure to loss exists in excess of the amount accrued pursuant to the provision of paragraph 8 of SFAS 5, disclosure should be made of an estimate of the possible range of loss or state that such an estimate cannot be made. Tell us how you determined the amount of liability to record in connection with these proceedings, and revise in future filings to provide an estimate of the possible range of loss or tell us why you believe such disclosure is not required.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Notes to Consolidated Financial Statements (Unaudited)

General

6. Revise, starting with your next Form 10-Q, to include disclosure of significant contingencies that are expected to affect the fairness of presentation of financial data unless the contingencies have been removed, resolved, or have otherwise become immaterial. Please refer to the guidance in paragraph 22 of APB 28.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tom Dyer, Staff Accountant, at (202) 551-3641 or me at (202) 551-3327 if you have questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief
Accountant,
at 202-551-3671.


Sincerely,


      Michele Gohlke
Branch Chief
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Mr. William Craig
Vital Signs, Inc.
March 1, 2006
Page 1